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SECURITI... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2003** (MM/DD/YY) AND ENDING **April 30, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Cazenove Incorporated**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Garnett - President **(212) 376-1225**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

RECEIVED JUN 24 2004 WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Charles Garnett, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cazenove Incorporated for the year ended April 30, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

6-7-04

Signature Date

President

Title

Notary Public

PATRICK D. CONSOLA
Notary Public, State of New York
No. 31-4997219
Qualified in New York County
Commission Expires June 1, 2006

CAZENOVE INCORPORATED
(S.E.C. I.D. No. 8-13650)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

CAZENOVE INCORPORATED

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Cazenove Incorporated:

We have audited the accompanying statement of financial condition of Cazenove Incorporated (the "Company"), a wholly-owned subsidiary of Cazenove International Holdings plc, which is in turn ultimately owned by Cazenove Group plc, as of April 30, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cazenove Incorporated at April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 7, 2004

CAZENOVE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2004

ASSETS

Cash	$ 939,411
Cash and U.S. Government securities segregated in compliance with federal regulations or deposited with clearing organizations	9,145,846
Receivable from parent and affiliated broker-dealer	960,193
Receivables from customers	887,625
U.S. Government securities	1,393,276
Furniture, fixtures and leasehold improvements— at cost (net of accumulated depreciation and amortization of $1,012,160)	72,863
Securities at market value	162,000
Securities owned not readily marketable	70,895
Other assets	288,064
TOTAL	$ 13,920,173

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to parent and affiliated broker-dealer	$ 1,414,486
Payable to customers	89,861
Accrued expenses	653,732
Other liabilities	167,680
	2,325,759
SUBORDINATED BORROWINGS	3,000,000
STOCKHOLDER'S EQUITY:	
Common stock, par value $100; authorized, 100,000 shares; outstanding, 17,000 shares	1,700,000
Additional paid-in capital	300,000
Retained earnings	6,594,414
Total stockholder's equity	8,594,414
TOTAL	$ 13,920,173

See notes to statement of financial condition.

1. ORGANIZATION

Cazenove Incorporated (the "Company") is a wholly-owned subsidiary of Cazenove International Holdings plc, which is in turn ultimately owned by Cazenove Group plc (the "Parent"). The Company is a broker and dealer in domestic and foreign equity securities. The Company was incorporated under the laws of the state of Delaware, commenced operations in 1967 as a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of Statement of Financial Condition—The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash—Cash includes demand deposits with a financial institution, as well as short-term, liquid investments with original maturities of 90 days or less

Securities Transactions—Customers' securities transactions are recorded on a settlement date basis. Proprietary securities transactions are recorded on a trade date basis. Positions in not readily marketable investments are stated at fair value as determined by management. Securities owned consist primarily of short-term U.S. Government securities and are carried at amortized cost which approximates market value. U.S. Government securities segregated in compliance with federal regulations are also carried at amortized cost.

Furniture and Equipment—Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 7 years for furniture and 3 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the term of the lease.

Fair Value of Financial Instruments—Financial instruments are carried at fair value or at amounts which approximate fair value.

Income Taxes—The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the statement of financial condition. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

Recently Issued Accounting Pronouncements—In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a VIE if it lacks a sufficient amount of voting equity interest (e.g., 10% of total assets) that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affects the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE. FIN is effective for new VIEs established subsequent to January 31, 2003. The company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a VIE upon the effective date of FIN 46.

On May 15, 2003, the Financial Accounting Standards Board("FASB") issued Statement of FinancialAccounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 changes the accounting for certain financial instruments, including mandatorily redeemable preferred stock and certain freestanding equity derivatives, which under previous guidance were accounted for as equity. SFAS No. 150 requires that mandatorily redeemable preferred shares, written put options and physically settled forward purchase contracts on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial position. The Company has determined that it is not reasonably possible that it will be required to record or disclose information that will result from adopting SFAS No. 150, which is effective for all periods beginning after December 15, 2003.

3. TRANSACTIONS WITH RELATED PARTIES

Transactions with the Parent and affiliated broker-dealer are for purchases and sales of domestic and foreign equity securities on behalf of its customers. These foreign securities transactions are cleared on the Company's behalf by its Parent and affiliated broker-dealer.

The receivable from Parent and affiliated broker-dealer includes fail to deliver transactions of $89,861, commission income receivable of $710,948, and reimbursable expenses of $159,384.

The payable to Parent and affiliated broker-dealer includes primarily fail to receive transactions of $887,625, interest expense on subordinated borrowings of $300,000, and compensation payable of $224,492.

4. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a net deferred tax asset of approximately $87,000 as of April 30, 2004 primarily attributed to differences between book and tax for depreciation, rent and pension expenses.

A valuation allowance is required by SFAS No. 109 to adjust a deferred tax asset if after the analysis of all the positive and negative evidence, it is more likely than not that some or all of the benefits related to

the deferred tax asset will not be realized. No valuation allowance was required as of the date of the statement of financial condition.

5. COMMITMENTS AND CONTINGENCIES

During fiscal 1995 the Company entered into non-cancelable operating leases for office premises and equipment which extend through March 2005. The lease cost for office premises is subject to escalations based upon certain cost increases incurred by the landlord. The minimum total lease obligation at April 30, 2004 is $631,400.

In connection with the Company entering into the lease for office premises, the landlord has reimbursed the Company for leasehold improvements in the amount of $717,500. The Company has collateralized a letter of credit with approximately $199,039 of U.S. Treasury obligations maturing on August 26, 2004, which is written in favor of the landlord for the Company's contingent liability to return a portion of the lease incentive in the event of early termination of the lease. The Company amortizes the lease incentive over the life of the lease.

6. SUBORDINATED BORROWINGS

At April 30, 2003, the Company had a subordinated note payable to Cazenove Service Company bearing interest at 10% annually and maturing on April 30, 2004. During 2004, the Company amended the subordinated note agreement following approval from the NASD, whereby the interest rate was changed to 6% effective May 1, 2004 and the maturity date was extended through April 30, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2004, the Company had net capital and excess net capital of $10,245,851 and $9,995,851, respectively. The ratio of net capital to aggregate debits is 10.48 to 1.

8. PENSION PLAN

The Company maintains an employee deferred compensation plan covering substantially all U.S. employees which qualifies under Section 401(k) of the Internal Revenue Code.

The Company maintains a defined benefit pension plan (the "Plan") covering substantially all U.S. employees meeting minimum age and service requirements. Plan benefits are based on the participant's annual earnings in the three consecutive highest paid years within the last ten years preceding retirement. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes.

The following table provides a summary of the changes in the plan's benefit obligations and assets for fiscal 2003 and a statement of the funded status of the plan for the year ended April 30, 2004 estimated by consulting actuaries:

Benefit obligation at April 30, 2004	$	2,243,953
Fair value of plan assets balance at April 30, 2004		1,288,756
Unfunded status	$	(955,197)
Accrued benefit cost recognized in the statement of financial condition	$	165,619
Benefit cost	$	340,016
Contributions		230,282
Benefits paid		619,344
Assumptions at April 30, 2004:		
Discount rate		6.5 %
Rate of compensation increase		5.0 %
Expected long-term rate of return on plan assets		8.0 %

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker and dealer, the Company is engaged in the execution, settlement and financing of securities transactions, primarily in equities for institutional customers. The Company introduces certain customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The Company clears all customer transactions in foreign securities through affiliated securities dealers and other intermediaries on a delivery versus payment and receipt versus payment basis. In its role as a securities broker, the Company is interposed between buyers and sellers of securities which results in substantially paired receive and deliver transactions which reduces risk to the Company. The failure of the Company to timely redeliver such securities may require such securities to be financed. Additionally, if securities transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company does not anticipate nonperformance by counterparties. The Company monitors its risk daily and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

10. SUBSEQUENT EVENT

On May 21, 2004, the Company paid a $5,400,000 dividend to its stockholder, Cazenove International Holdings plc.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

June 7, 2004

Cazenove Incorporated
1177 Avenue of the Americas
New York, New York 10036

Dear Sirs:

In planning and performing our audit of the financial statements of Cazenove Incorporated (the "Company") for the year ended April 30, 2004 on which we issued our report dated June 7, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP